Humphry Slocombe Group, Inc.
Profit and Loss
January - December 2022

	Total
Income	
40100 Ice Cream	
Total 40100 Ice Cream	$ 4,173,241.99
40300 Beverages	25,774.00
40400 Packaged Food Merchandise	30,367.31
40500 Non-Food Merchandise	5,696.00
40600 Catering	35,455.86
40700 Royalty/Licensing	60,000.00
40900 Other Sales	407.00
41000 Discounts, Promos & Returns	-144,749.15
Total Income	$ 4,186,193.01
Cost of Goods Sold	
Total Cost of Goods Sold	$ 1,999,417.60
Gross Profit	$ 2,186,775.41
Expenses	
61000 Sales & Marketing	
Total 61000 Sales & Marketing	$ 60,865.63
62000 Operations	
Total 62000 Operations	$ 274,964.95
71000 General & Administrative	
71100 Payroll Expenses	
Total 71100 Payroll Expenses	$ 1,158,689.48
71200 Travel & Entertainment	54,955.09
71300 Occupancy	
Total 71300 Occupancy	$ 633,297.55
71400 Professional Fees	
Total 71400 Professional Fees	$ 38,814.14
71499 Recruiting Fees	57,431.65
71500 Technology	
Total 71500 Technology	$ 36,939.22
71710 Office Supplies	2,733.75
71720 Postage & Delivery	10,842.04
71753 Bank/Payroll/Merchant Fees	91,570.07
Total 71000 General & Administrative	$ 2,085,272.99
Total Expenses	$ 2,421,103.57
Net Operating Income	-$ 234,328.16
Other Income	
Total Other Income	$ 1,592.49
Other Expenses	

Total Other Expenses	$	118,779.26
Net Other Income	-$	117,186.77
Net Income	-$	351,514.93

Monday, Jul 29, 2024 12:43:27 PM GMT-7 - Accrual Basis

Humphry Slocombe Group, Inc.
Balance Sheet
As of December 31, 2022

		Total
ASSETS		
Current Assets		
Bank Accounts		
Total Bank Accounts	$	135,192.10
Accounts Receivable		
Total Accounts Receivable	$	114,116.35
Other Current Assets		
Total Current Assets	$	807,269.24
Fixed Assets		
Total Fixed Assets	$	984,342.54
Other Assets		
Total Other Assets	$	259,323.66
TOTAL ASSETS	$	2,050,935.44
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Total Current Liabilities	$	566,240.06
Long-Term Liabilities		
Total Long-Term Liabilities	$	1,079,538.79
Total Liabilities	$	1,645,778.85
Equity		
Total Equity	$	405,156.59
TOTAL LIABILITIES AND EQUITY	$	2,050,935.44

Humphry Slocombe Group, Inc.
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		-351,514.93
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$**	**185,147.35**
Net cash provided by operating activities	**-$**	**536,662.28**
INVESTING ACTIVITIES		
1520 Fixed Assets:Leasehold Improvements		-532,981.00
1530 Fixed Assets:Production Equipment > $2.5K - cost		-10,922.24
1540 Fixed Assets:Furniture and Fixtures > $2.5K - Cost		-80,361.09
1550 Fixed Assets:Automobile - cost		-19,500.00
Net cash provided by investing activities	**-$**	**643,764.33**
FINANCING ACTIVITIES		
Net cash provided by financing activities	**$**	**411,213.75**
Net cash increase for period	**-$**	**769,212.86**
Cash at beginning of period		904,404.96
Cash at end of period	**$**	**135,192.10**

Monday, Jul 29, 2024 12:48:51 PM GMT-7